

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Adrian Gottschalk
Chief Executive Officer
Foghorn Therapeutics Inc.
500 Technology Square, Suite 700
Cambridge, MA 02142

Re: Foghorn Therapeutics
Registration Statement on Form S-1
Exhibit No. 10.3
Filed October 19, 2020
File No. 333-249264

Dear Mr. Gottschalk:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Rachel Phillips, Esq.